FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2013

Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

YPF Sociedad Anónima
TABLE OF CONTENTS
ITEM
1	Translation of letter to the Buenos Aires Stock Exchange dated November 27, 2013

TRANSLATION

Autonomous City of Buenos Aires, November 27, 2013

To the
Bolsa de Comercio de Buenos Aires
(Buenos Aires Stock Exchange)

Ref.: Information pursuant to Article 23, Chapter VII of the Buenos Aires Stock Exchange Rules

Dear Sirs:

The purpose of this letter is to comply with the requirements of Article 23 of Chapter VII of the Buenos Aires Stock Exchange Rules.

In that connection, attached please find the relevant text of the communication released the day hereof by Repsol with respect to the consideration by its Board of Directors of the agreement in principle announced by the Argentine Government.

Yours faithfully,

Gabriel E. Abalos
Market Relations Officer
YPF S.A.

TRANSLATION
ANNEX I

    Madrid, November 27, 2013

“The Board of Directors has reviewed and views favorably the heads of agreement announced by the Argentinean Government related to the compensation for the expropriation of 51% of YPF.

With the aim of developing this heads of agreement, Repsol has decided to start in due course conversations between its teams and those of the Argentinean Government, with the objective of finding a fair, effective and quick solution of the controversy.

The conversations should consider the complexity of such a relevant matter, as well as respond to the appropriate terms and guarantees to secure its effectiveness. To this end, the Board of Directors has approved the engagement of an international renowned investment bank to support Repsol’s team and to facilitate a professional management of the process.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima
Date: November 27, 2013	By:	/s/ Gabriel E. Abalos
	Name: Title:	Gabriel E. Abalos Market Relations Officer